SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 March to 3 April 2017

DATE	DETAIL

03 April 2017	Total Voting Rights

28 March 2017	Update on UK Electricity Transmission Allowances

08 March 2017	Director/PDMR Shareholding

03 March 2017	Block listing Interim Review

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

31 March 2017: National Grid completes Gas Distribution sale
16 March 2017: NGGD Sale – European Commission Merger Clearance